Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
March 30, 2009
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson Energy Development Company File No. 814-00725
Dear Mr. Sandoe:
     On behalf of Kayne Anderson Energy Development Company (the “Fund”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff received in a telephone call on March 27, 2009 regarding the Fund’s preliminary proxy statement filed with the Commission on March 17, 2009 (the “Proxy Statement”). For your convenience, we have summarized Mr. Sandoe’s comments.
1.	Comment: Please add a prominent legend on page 3 of the Proxy Statement regarding the availability of proxy materials on the Internet.

Response: Comment accepted. We revised this section in the manner requested. The section now reads substantially as follows (new text underlined):
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 30, 2009: This proxy statement and the Company’s most recent Annual Report are available on the Internet at www.kaynefunds.com. You should have received our Annual Report to stockholders for the fiscal year ended November 30, 2008. If you would like another copy of the Annual Report, please write us at the address shown at the top of this page or call us at (888)533-1232/KED-1BDC. The report will be sent to you without charge. Our reports can be accessed on our website (www.kaynefunds.com) or on the Securities and Exchange Commission (the “SEC”) website (www.sec.gov).

2.	Comment: In the discussion on pages 4 and 5 of the Proxy Statement regarding the principal occupations of nominees and remaining directors, please provide complete occupational information for each of the nominees and remaining directors for the past five years.

Response: The requested disclosure has been added.

3.	Comment: In the discussion under the heading “Factors to Consider” on page 15 of the Proxy Statement regarding the proposal to allow the Fund to sell shares of its common stock at a price below net asset value per share, please provide a numerical example showing the effect of dilution to existing common stockholders.

Response: Comment accepted. We revised this section in the manner requested. The section now reads substantially as follows (new text underlined):
The two examples below assume that the Company has an NAV of $15.00 per share with 10.0 million shares outstanding and that the underwriting fees, commissions and expenses are 5% of the gross offering price per share. Before the equity offering, the Company has net assets of $150 million.
Example 1. A gross offering price of $15.00 per share (equal to the NAV) would result in a net offering price of $14.25 per share after deducting the underwriting fees, commissions and expenses. Assuming an offering size of 2.0 million shares (20% of the shares outstanding prior to such offering), the dilution to NAV would be $0.12 per share or 0.8%. The maximum number of shares that the Company could issue in this example is 2.5 million shares before reaching the cap of 1% dilution to NAV per share.
Example 2. A gross offering price of $15.30 per share (above NAV) would result in a net offering price of $14.54 per share after deducting the underwriting fees, commissions and expenses. Assuming an offering size of 2.0 million shares (20% of the shares outstanding prior to such offering), the dilution to NAV would be $0.08 per share or 0.5%. The maximum number of shares that the Company could issue in this example is approximately 4.7 million shares before reaching the cap of 1% dilution to NAV per share.
Before voting on this proposal or giving proxies with regard to this matter, common stockholders should consider the potentially dilutive effect of the issuance of shares of the Company’s common stock at a net price less than NAV per share on the NAV per share of common stock then-outstanding. Any sale of common stock at a net price below NAV would result in an immediate dilution to existing common stockholders. Common stockholders should also consider that holders of the Company’s common stock have no subscription, preferential or preemptive rights to additional shares of the common stock proposed to be authorized for issuance, and thus any future issuance of common stock will dilute such stockholders’ holdings of common stock as a percentage of shares outstanding.

The issuance of the additional shares of common stock will also have an effect on the gross amount of management fees paid by the Company to KAFA. The Company’s investment advisory agreement with KAFA provides for a management fee payable to KAFA as compensation for managing the investment portfolios of the Company computed as a percentage of assets under management. The increase in the Company’s asset base that would result from any issuance of shares of common stock proposed to be authorized by common stockholders in this proposal would increase assets of the Company under management, and would cause a corresponding increase in the gross amount of management fees paid to KAFA, but would not increase or decrease the management fee as a percentage of assets under management. However, by increasing the size of the Company’s asset base and number of shares outstanding, the Company may be able to reduce its fixed expenses both as a percentage of total assets and on a per share basis.
4.	In the discussion on page 18 of the Proxy Statement regarding expenses and solicitation of proxies, please clarify whether the Fund or the Fund’s investment adviser bears the expenses in connection with the solicitation of proxies.

Response: Comment accepted. We revised this section in the manner requested. The section now reads substantially as follows (new text underlined):
Expenses and Solicitation of Proxies. The expenses of preparing, printing and mailing the enclosed proxy card, the accompanying notice and this proxy statement, tabulation expenses, and all other costs, in connection with the solicitation of proxies will be borne by the Company. We may also reimburse banks, brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of our shares. In order to obtain the necessary quorum at the meeting, additional solicitation may be made by mail, telephone, telegraph, facsimile or personal interview by representatives of the Company, Kayne Anderson, our transfer agent, or by brokers or their representatives or by a solicitation firm that may be engaged by the Company to assist in proxy solicitations. If a proxy solicitor is retained by the Company, the costs associated with all proxy solicitation are not anticipated to exceed $21,000. We will not pay any of our representatives or Kayne Anderson any additional compensation for their efforts to supplement proxy solicitation.
* * * * * * * * * *
          We believe that we have addressed fully Mr. Sandoe’s comments regarding the Proxy Statement. We are grateful for your continuing assistance with the review of this Proxy Statement.
          Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures) David J. Shladovsky, Esq., Kayne Anderson (w/ enclosures)

4